[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

September 21, 2007
Via Edgar and Federal Express

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010
Re:	China Architectural Engineering, Inc.
Pre-effective Amendment 5 to Registration Statement on Form S-1
Filed September 4, 2007
File No. 333-138603

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 6 on Form S-1/A (“Amendment No. 6”) to the registration statement that was originally filed on Form SB-2 on November 13, 2006 and as amended by Amendment No. 1 on Form S-1/A filed on February 5, 2007, Amendment No. 2 on Form S-1/A filed on March 13, 2007, Amendment No. 3 on Form S-1/A filed on June 7, 2007, Amendment No. 4 on Form S-1/A filed on July 11, 2007 and Amendment No. 5 on Form S-1/A filed on September 4, 2007 (“Amendment No. 5”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 6, in a clean and marked version to show changes from Amendment No. 5. We have been advised that changes in Amendment No. 6 compared against Amendment No. 5, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 5, the Commission issued a comment letter dated September 18, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

April 2007 Issuance of Bonds and Bond Warrants, page 3

1.
Comment: Based on the response to prior comment 1 that CAEI has amended the registration statement to remove from registration for resale the 1,766,974 shares of common stock issuable upon the bonds' conversion, revise the last paragraph to reflect this fact. Alternatively, delete the paragraph. Similarly, revise the disclosures on pages 32 and F-20.

Response: We respectfully note your comment and have revised the referenced disclosures to indicate that the 1,766,974 shares of common stock issuable upon the bonds' conversion will not be included in this registration statement and instead will be in a registration statement to be filed after effectiveness of this registration statement.

2.
Comment: Revised disclosure states that CAEI has verbally agreed with ABN AMRO Bank N.V., the subscriber of the bonds and bond warrants, not to include its securities in this registration statement and to register them in a separate registration statement to be filed after this registration statement's effectiveness. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the registration should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. See telephone interpretation 85 in section I of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website, and revise.

Pamela A. Long
September 21, 2007

Response: We respectfully note your comment and have attached a description of the oral agreement as an exhibit to the registration statement as Exhibit 4.8(a). We have also attached as an exhibit a description of the oral agreement between the Company and WestPark Affiliates and First Alliance Financial Group, Inc. as Exhibit 10.16(b).

Policy for Approval of Related Party Transactions, page 61

3.
Comment: The response to prior comment 5 states that the disclosure has been revised to reflect the establishment of an audit committee in July 2007. We are unable to locate the revised disclosure. Please revise or advise.

Response: We respectfully note your comment and have revised the disclosure to indicate that the Company’s audit committee will adopt a policy for approval of related party transactions during the current fiscal year.

Financial Statements for the Period Ended June 30, 2007

Consolidated Statements of Stockholders’ Equity, page F-5

4.
Comment: Please revise the equity balances presented for December 31, 2006 and January 1, 2007 so that they agree with the December 31, 2006 equity balances seen in your balance sheet on page F-27. To the extent applicable, please also revise your Form 10-Q for the fiscal quarter ended June 30, 2007.

Response: We respectfully note your comment and have revised the referenced equity balances to agree with each other. We have also made conforming revisions to the Form 10-Q for the fiscal quarter ended June 30, 2007.

Note 8 - Convertible Bonds and Bond Warrants, page F-19

5.
Comment: We read in your response to prior comment 9 that you calculated the number of shares issuable upon conversion of your bonds assuming a conversion price of $3.50 per share, the midpoint of your proposed offering. As your IPO has not yet gone effective, we note that the actual offering price of your IPO is unknown and could change from the $3.50 used in your calculation. If your offering price differs from $3.50 per share, please confirm to us, if true, that you will adjust the calculation of your beneficial conversion feature accordingly.

Response: We respectfully note your comment and we hereby confirm that if the Company’s offering price differs from $3.50 per share, the Company will adjust the calculation of its beneficial conversion feature accordingly.

Pamela A. Long
September 21, 2007

Note 9 - Common Stock and Additional Paid-In-Capital, page F-22

6.
Comment: Please revise your table so that the total for additional paid-in-capital agrees to your consolidated balance sheet and consolidated statement of stockholders' equity. Please also revise your Form 10-Q for the fiscal quarter ended June 30, 2007.

Response: We respectfully note your comment and have revised the total for the additional paid-in capital to agree with the balance sheet and consolidated statement of stockholders’ equity. We have also made conforming revisions to the Form 10-Q for the fiscal quarter ended June 30, 2007.

Financial Statements for the Period Ended December 31, 2006

Consolidated Statements of Stockholders' Equity, page F-29

7.
Comment: Please revise your statement of stockholders' equity so that the balances at December 31, 2005 and January 1, 2006 agree. Additionally, please revise the December 31, 2006 equity balances so that they agree with the balances presented in your December 31, 2006 balance sheet on page F-27.

Response: We respectfully note your comment and have revised the balances at December 31, 2005 and January 1, 2006 to agree, in addition to revising the December 31, 2006 equity balances so that they agree with the balances presented in your December 31, 2006 balance sheet on page F-27.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc.
Edward M. Kelly, U.S. Securities and Exchange Commission